SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

_________________________

Conmed Healthcare Management, Inc.
(Name of Subject Company)

_________________________

Conmed Healthcare Management, Inc.
(Name of Person(s) Filing Statement)

_________________________

Common Stock, $.0001 par value
(Title of Class of Securities)

_________________________

20741M03
(CUSIP Number of Class of Securities)

_________________________

Richard W. Turner

Chief Executive Officer

Conmed Healthcare Management, Inc.

7250 Parkway Dr., Suite 400

Hanover, Maryland 21076

(410) 567-5520
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

With copies to:

James A. Grayer, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

_________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 30, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”). This Schedule 14D-9 relates to the tender offer by Hanover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company at a purchase price of $3.95 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 30, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.          ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Completion of Offer

The Offer and withdrawal rights expired at 5:00 p.m. (New York City time) on August 27, 2012. The depositary for the Offer has advised that 13,510,984 Shares were validly tendered and not validly withdrawn, representing approximately 96.2% of the outstanding Shares, which satisfies the 90% minimum tender condition. Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn. Parent will purchase and pay for all such Shares promptly.

Purchaser and Parent intend to promptly complete the acquisition of the Company through a “short form” merger, as soon as practicable, in which Purchaser will be merged with and into the Company, with the Company surviving the Merger and continuing as a direct wholly owned subsidiary of Parent. The Merger is anticipated to occur on or about August 29, 2012. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. The Company expects that August 29, 2012 will be the last day Shares are traded through the NYSE Amex.

The full text of the joint press release issued by Parent and the Company on August 28, 2012 in connection with the expiration of the Offer is filed as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.”

ITEM ..          EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit Number	Description
(a)(1)(H)	Joint Press Release issued by Correct Care Solutions, LLC and Conmed Healthcare Management, Inc. on August 28, 2012 (incorporated herein by reference to Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on August 28, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 28, 2012

CONMED HEALTHCARE MANAGEMENT, INC.

By: /s/ Richard W. Turner
Name: Richard W. Turner
Title: Chairman and Chief Executive Officer